EXHIBIT 12.1

BERKSHIRE HATHAWAY INC.

STATEMENT REGARDING CALCULATION OF RATIO OF CONSOLIDATED EARNINGS
TO CONSOLIDATED FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30, 2002	Years Ended December 31,
		2001	2000	1999	1998	1997
Net earnings	$3,102	$795	$3,328	$1,557	$2,830	$1,901
Income tax expense	1,484	620	2,018	852	1,457	898
Minority interest in earnings	23	54	241	41	27	28
Equity in net earnings of MidAmerican Energy	(256)	(115)	(66)	—	—	—
Fixed charges*	624	1,069	986	773	163	161

Earnings available for fixed charges	$4,977	$2,423	$6,507	$3,223	$4,477	$2,988

Realized investment gain, pretax, included in Earnings available for fixed charges	$199	$1,363	$3,955	$1,365	$2,415	$1,106

Fixed charges*
Interest on indebtedness (including amortization) of debt discount and expense)	$545	$968	$916	$715	$130	$132
Rentals representing interest	79	101	70	58	33	29

	$624	$1,069	$986	$773	$163	$161

Ratio of earnings to fixed charges*	7.98x	2.27x	6.60x	4.17x	27.47x	18.56x

Ratio of earnings, excluding realized investment gain, to fixed charges*	7.66x	0.99x	2.59x	2.40x	12.65x	11.69x

* Includes fixed charges of finance businesses. Fixed charges of finance businesses were as follows:

	Nine Months Ended September 30, 2002	Years Ended December 31,
		2001	2000	1999	1998	1997
	$401	$762	$774	$586	$21	$20
Excluding fixed charges of finance businesses the ratios of earnings to fixed charges were as follows:

	Nine Months Ended September 30, 2002	Years Ended December 31,
		2001	2000	1999	1998	1997
Including realized investment gain	20.52x	5.41x	27.04x	14.10x	31.38x	21.05x
Excluding realized investment gain	19.63x	0.97x	8.39x	6.80x	14.37x	13.21x